Exhibit 99.1

NYSE:MMA - MMA.INC Releases New Corporate Presentation Highlighting 260% Growth in Paying Academies

New Presentation Highlights Scale of Existing Network and Shift Toward Monetization

Highlights

●	108,000 registered students and approximately 28,000 monthly active users
●	15,326 published academy profiles, including 996 verified and 389 paying academies
●	US$21 million run-rate annualized payments processed through the platform
●	US$4 million recently raised at US$1.00 per share, approximately 160% above the August 19, 2026 closing price

New York, NY – SEPTEMBER 1, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology-driven ecosystem at the forefront of the global combat sports industry, today released a new corporate presentation highlighting the growth of its combat sports platform and the Company’s strategy to drive greater monetization across its existing network.

Over the past nine years, MMA.INC has invested approximately US$35 million building and acquiring a portfolio of assets spanning gym software and payments, training programs, community, media and digital identity. With the platform now assembled, the Company is increasingly focused on converting and monetizing its existing network.

The presentation highlights significant platform growth over the past 18 months:

●	389 paying academies, representing approximately 260% growth since January 2025;
●	15,326 published academies, including 996 verified academies;
●	registered students more than doubled to approximately 108,000, increasing approximately 101%;
●	monthly active users grew approximately 89% to approximately 28,000; and
●	US$21 million in run-rate annualized payments processed through the platform, with payment volume increasing approximately 92%.

The Company is focused on increasing penetration and monetization across this network through BJJLink SaaS and payments, TrainAlta licensed programs, UFC GYM program fees, events, e-commerce partnerships and other products and services.

MMA.INC also recently launched XP Passport, a digital identity and loyalty platform designed to provide participants with a portable record of their training, belts, competition history and activity across combat sports. XP Passport is currently a freemium product and does not presently generate revenue.

Nick Langton, Founder and Chief Executive Officer of MMA.INC, said: “We’ve spent nine years building the platform. Now the focus is monetizing it. With more than 15,000 published academy profiles and 389 currently paying, we see a significant opportunity to increase conversion and sell more products and services across the platform.”

The presentation also provides an updated overview of the Company’s capital structure following the completion of its US$4 million private placement at US$1.00 per share in August 2026, representing approximately a 160% premium to the Company’s closing price on completion.

The new corporate presentation has been furnished to the U.S. Securities and Exchange Commission on Form 6-K and is available on the Company’s investor relations website.

About Mixed Martial Arts Group Limited

Mixed Martial Arts Group Limited (NYSE American: MMA), doing business as MMA.INC, is building the participation and technology platform for the global martial arts and combat sports industry, connecting practitioners, gyms, coaches, content, commerce and payments.

MMA.INC’s platform assets include more than 5 million social media followers, approximately 680,000 user profiles, 107,694 registered student profiles, 27,651 monthly active users and 15,326 published gym profiles, including 996 verified and 389 paying academies. The platform also records approximately 80,000 monthly check-ins and, based on May 2026 processing volumes, approximately US$21 million in run-rate annualized payments processed through the platform.

●	A Connected Participation Platform: MMA.INC brings together gym software, payments, training, community, content and commerce through assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com.
●	A Growing Participation Network: Since January 2025, registered student profiles increased approximately 101%, monthly active users approximately 89%, verified academies approximately 23% and paying academies approximately 260%.
●	Built to Aggregate the Sector: MMA.INC’s strategy is to connect the fragmented martial arts participation economy through a unified digital identity and ecosystem designed to deepen engagement and expand monetization across software, payments, programs, memberships, partnerships and commerce.

For more information, visit www.mma.inc

Operating and Platform Metrics

Operating and platform metrics in this release, including paying, verified and published academies, registered students, monthly active users, check-ins and payment volume, are defined and measured as described in the Company’s filings and may differ from similarly named metrics used by other companies. Published gym profiles include consolidated profiles across assets owned by MMA.INC and do not indicate that such gyms are active or have a contractual relationship with the Company. Verified academies are gyms whose owner has taken control of their profile; paying academies are those on an active paid subscription. Registered students are individual student records created on the platform and do not necessarily indicate current or active training. Monthly active users are unique users active in the relevant month across the app, in-gym kiosk and admin interfaces. Payment volume is the gross value of payments processed through the platform; the run-rate annualized figure annualizes recent monthly volume and is not Company revenue. Social media followers are cumulative across MMA.INC’s assets and do not necessarily indicate current or active engagement.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Sections 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. Words such as “believe,” “may,” “estimate,” “anticipate,” “intend,” “plan,” “could,” “target,” “potential,” “will,” “expect” and similar expressions are intended to identify forward-looking statements. These statements include, without limitation, statements regarding MMA.INC’s strategy, plans and objectives; growth and monetization of its platform; conversion of fans into participants; increased penetration of existing users, students, gyms and other platform assets; development, rollout, commercialization and adoption of products and programs, including XP Passport, Get Paid to Train and the Warrior Training Program; the UFC GYM partnership and its expansion; planned partnerships; geographic expansion; payment volumes; and future revenue, run-rate, unit economics, margins, operating expenses, operating performance and financial condition. There can be no assurance that the Company will increase penetration of its existing users, students, gyms or footprint, convert published or verified academies into paying customers at any rate or at all, sustain community growth or retention, or realize any illustrative revenues, unit economics, run-rates, margins, multiples or opportunities described in the corporate presentation. Forward-looking statements are based on management’s current expectations, assumptions and estimates and are subject to known and unknown risks and uncertainties that may cause actual results to differ materially, including the Company’s ability to manage growth; adoption and commercialization of its products and services; dependence on gyms, academies, members, partners, key relationships and individuals; competition; execution and integration risks; regulatory developments, including those concerning digital assets; macroeconomic and competitive conditions; access to capital; and the risks described in the Company’s Annual Report on Form 20-F for the year ended June 30, 2025 and subsequent reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. MMA.INC’s products and business lines are at varying stages of development, commercialization and adoption, and certain products, services or features may be modified, delayed or discontinued. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update or revise any forward-looking statement except as required by applicable law.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc